GUINN PARTNERS CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") is made and entered into on Nov 1st 2020 (the "Effective Date") by and between **WiGL, Inc.** with its principal place of business located at **1919 COMMERCE DR SUITE 120 HAMPTON VA 23666** (the "Company") and **Guinn Partners LLC** doing business as Guinn Partners with its principal place of business located at **10533 Bevo Trail Austin, Texas 78758** (the "Consultant") (each party shall be referred to as a "Party" and collectively they shall be "Parties").

Background

The Company is in the business of developing, productizing and selling wireless mesh recharging systems directly and through solution partners.

The Consultant has expertise in the area of IoT and robotics technology development, business development, video content creation, marketing, sales, manufacturing and distribution.

The Company desires to engage the Consultant to provide certain services in the area of Consultant's expertise and the Consultant is willing to provide such services to the Company under the terms of this Agreement. Accordingly, the Parties agree to the following:

1. Engagement and Services

(a) Engagement. The Company engages the Consultant to provide and perform the services set forth in WiGL - Phase #1_ Prototype Development & Fundraising Support - 2020.09.28 attached hereto (the "Services"), and the Consultant accepts the engagement.

(b) Standard of Services. All Services to be provided by Consultant shall be performed with promptness and diligence in a workmanlike manner and at a level of proficiency that is standard in the industry. In accordance with the obligations of non-disclosure provided in section 4 below, the Company shall provide such access to its information, property, and personnel as may be reasonably necessary to permit the Consultant to perform the Services.

(c) Targets, KPIs, and Schedules. Progress is measured by the execution of action items as outlined in WiGL - Phase #1_ Prototype Development & Fundraising Support - 2020.09.28 with completion defined as delivery of named presentation(s) or plan(s).

2. Consultancy Period

(a) Commencement. This Agreement shall commence on the Effective Date and shall remain in effect until the completion of the Services or the earlier termination of this Agreement as provided in Article 2 (b) (the "Consultancy Period").

(b) Consultancy Period. This agreement commences on the date of signing and follows the schedule outlined in the exhibit entitled WiGL - Phase #1_ Prototype Development & Fundraising Support - 2020.09.28. This may be updated by addendum signed by both parties.

(c) Termination. This Agreement may be terminated by the Company or Consultant, without cause and without liability, by giving 30 (thirty) calendar days written notice of such termination to the other party.

(d) Effect of Termination. Upon the effective date of termination of this Agreement, all legal obligations, rights and duties arising out of this Agreement shall terminate except for such legal obligations, rights and duties as shall have accrued prior to the effective date of termination and except as otherwise expressly provided in this Agreement.

3. Consultancy Fee and Expenses

(a) Consultancy Fee. In consideration of the Services to be rendered, the Company shall pay the Consultant a Consultancy fee at the rate(s) set forth in WiGL - Phase #1_ Prototype Development & Fundraising Support - 2020.09.28 . The Consultant shall follow the work schedule in the Proposal, track and report hours worked on a monthly basis and not incur or charge more than the amount specified in in the Proposal.

(b) Expenses. Consultant shall be entitled to reimbursement for all pre-approved expenses reasonably incurred in the performance of the Services, upon submission and approval of written statements and receipts in accordance with the regular procedures of the Company. These include but are not limited to travel, material purchases for development, testing and prototype creation, shipping, software and advertising.

(c) Payment. Consultant shall submit to the Company invoices by month detailing the Services to be performed during the upcoming month and any approved expenses from the preceding month. All such invoices shall be due by the due date set forth on WiGL - Phase #1_ Prototype Development & Fundraising Support - 2020.09.28 , but if no due date is stated on WiGL - Phase #1_ Prototype Development & Fundraising Support - 2020.09.28 , such invoices shall be due and payable within 15 (fifteen) calendar days of receipt thereof by the Company. If payment is not received when due, services may be suspended until payment is received and other penalties may be assessed to include but not limited to late charges and charges of reasonable interest.

4. Confidential Information

(a) Defined. In this Agreement the term "Confidential Information" shall mean all information relating to the Company's business, including, but not limited to, research, developments, product plans, products, services, diagrams, formulae, processes, techniques, technology, firmware, software, know-how, designs, ideas, discoveries, inventions, improvements, copyrights, trademarks, trade secrets, customers, suppliers, markets, marketing, finances disclosed by Company either directly or indirectly in writing, orally or visually, to Consultant. Confidential Information does not include information which:

(i) is in or comes into the public domain without breach of this Agreement by the Consultant,

(ii) was in the possession of the Consultant prior to receipt from the Company and was not acquired by the Consultant from the Company under an obligation of confidentiality or non-use,

(iii) is acquired by the Consultant from a third party not under an obligation of confidentiality or non-use to the Company, or

(iv) is independently developed by the Consultant without use of any Confidential Information of the Company.

(b) Obligations of Non-Disclosure and Non-Use. Unless otherwise agreed in advance and in writing by the Company, Consultant shall not, except as required by law or court order, use the Confidential Information for any purpose other than the performance of the Services or disclose the Confidential Information to any third party.

Consultant may disclose the Confidential Information only to those of its employees who need to know such information. In addition, prior to any disclosure of such Confidential Information to any such employee, such employee shall be made aware of the confidential nature of the Confidential Information and shall execute, or shall already be bound by, a non-disclosure agreement containing terms and conditions consistent with the terms and conditions of this Agreement. In any event, Consultant shall be responsible for any breach of the terms and conditions of this Agreement by any of its employees. Consultant shall use the same degree of care to avoid disclosure of the Confidential Information as it employs with respect to its own Confidential Information of like importance, but not less than a reasonable degree of care.

(c) Return of Confidential Information. Upon the termination or expiration of this Agreement for any reason, or upon Company's earlier request, Consultant will deliver to Company all of Company's property or Confidential Information in tangible form that Consultant may have in its possession or control. The Consultant may retain one copy of the Confidential Information in its legal files.

5. Insurance, Waiver of Subrogation, and Indemnity Obligations

Consultant shall maintain at its sole expense commercial general liability insurance in an amount that Consultant deems commercially reasonable. Company may require Consultant to provide to Company a certificate of insurance evidencing such coverage.

Company shall obtain commercial general liability insurance with product liability coverage with policy limits of at least $2,000,000 general aggregate limit, and $1,000,000 per occurrence limit. Company shall cause Consultant to be named as an additional insured on such policy of insurance.

WAIVER OF SUBROGATION. Consultant and Company each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Consultant or Company and in force at the time of such loss or damage, regardless of whether the injury or damage was caused by or arose out of the sole, exclusive, or joint negligence of the released party or parties.

INDEMNIFICATION. Company acknowledges that Consultant is not the designer or manufacturer of any product contemplated under this Agreement, and that Consultant is not responsible for the design, manufacturing, or warnings associated with any product arising out of or connected with this Agreement, such design, manufacturing, and warning being wholly within the control of Company. As such, Company shall indemnify and save the Consultant, its employees, agents, owners, attorneys, consultants, representatives, and directors harmless from and against any and all claims, liability, loss, expenses, suits, damages, fines, assessments, penalties, judgments, demands, and costs (including legal fees and expenses) arising out of any accident, injury or death to persons, or loss of or damage to property, or fines and penalties, which may result, in whole or in part, by reason of the use, misuse, operation, malfunction, failure, loss, improper design, improper manufacture, failure to warn, or otherwise arising in whole or in part from any product, deliverable, or service the subject of this Consulting Agreement, specifically including the negligence of the Consultant, whether sole or joint. The Company shall defend and settle at its sole expense all suits or proceedings arising out of the foregoing, provided that Consultant shall be permitted to hire its own counsel at its own expense, should it determine to do so, in its sole discretion. The indemnity obligations stated herein shall survive the termination of this Agreement.

6. <u>Independent Contractor</u>

The Parties agree this Agreement creates an independent contractor relationship. It does not create an employer-employee relationship between the Consultant and the Company. The relationship of the Parties shall not be that of a partnership, the existence of any partnership being expressly disclaimed by the Parties.

The Consultant shall have no right to receive any employee benefits provided by the Company to its employees. Consultant agrees to pay all taxes due in respect of its receipt of the Consultancy Fee. This Agreement does not authorize the Consultant to act for the Company as its agent or to make commitments on behalf of the Company.

7. <u>Force Majeure</u>

Either Party shall be excused from any delay or failure in performance required hereunder if caused by reason of any occurrence or contingency beyond its reasonable control, including, but not limited to, acts of God, acts of war, fire, insurrection, strikes, lock-outs or other serious labor disputes, riots, earthquakes, floods, explosions or other acts of nature.

The obligations and rights of the Party so excused shall be extended on a day-to-day basis for the time period equal to the period of such excusable interruption. When such events have abated, the Parties' respective obligations hereunder shall resume.

8. Non-Publicity/Confidentiality of Agreement and its Terms

The Company and Consultant agree not to disclose the existence and the contents (including but not limited to Company's interest and/or involvement in the area/industry related to Services of this Agreement) to any third party without the prior written consent of the other Party except: (i) to its advisors, attorneys or auditors who have a need to know such information, provided that such advisors, attorneys or auditors are advised of and are bound by this obligation of confidentiality, (ii) as required by law or court order, (iii) as required in connection with the reorganization of a Party, or its merger into any other corporation, or the sale by a Party of all or substantially all of its properties or assets, or (iv) as may be required in connection with the enforcement of this Agreement.

9. Assignment

The Services to be performed by Consultant hereunder are personal in nature, and Company has engaged Consultant as a result of Consultant's expertise relating to such Services. Consultant, therefore, agrees that it will not assign, sell, transfer, delegate or otherwise dispose of this Agreement or any right, duty or obligation under this Agreement without the Company's prior written consent, unless such assignment arises out of a merger, acquisition, or asset sale whereby substantially all of the assets of Consultant are transferred (or any substantially similar transaction), in which case no such written consent shall be required. Company may assign any right, duty, or obligation hereunder with the written consent of Consultant.

10. Governing Law, Dispute Resolution, and Mandatory Arbitration.

This Agreement has been entered into in the State of Texas, and its validity, construction, interpretation and legal effect shall be governed exclusively by the laws of the State of Texas applicable to agreements entered into and performed entirely therein. Any action based on, or arising out of, or related to this Agreement or your services hereunder shall be resolved through final and binding arbitration in Austin, Travis County, Texas. The arbitration shall be conducted by a single neutral arbitrator selected by the parties from a list maintained and provided by the American Arbitration Association ("AAA") under the Commercial Arbitration Rules. The parties shall divide and pay equally the arbitrator's fees, with each Party to bear its own costs and fees, and the arbitrator shall have no power to award costs and attorneys' fees except as provided by statute or by separate written agreement between the parties.

11. General

This Agreement constitutes the entire agreement of the Parties on the subject hereof and supersedes all prior understandings and instruments on such subject. This Agreement may not

be modified other than by a written instrument executed by duly authorized representatives of the Parties.

No waiver of any provision of this Agreement shall constitute a waiver of any other provision(s) or of the same provision on another occasion. Failure of either Party to enforce any provision of this Agreement shall not constitute a waiver of such provision or any other provision(s) of this Agreement.

Should any provision of this Agreement be held by a tribunal having jurisdiction to consider the matter to be illegal, invalid or unenforceable, such provision may be modified by such tribunal in compliance with the law giving effect to the intent of the Parties and enforced as modified. All other terms and conditions of this Agreement shall remain in full force and effect and shall be construed in accordance with the modified provision.

12. <u>Survival of Provisions</u>

The following provision of this Agreement shall survive the termination of this Agreement: Articles 4, 5, 6, 7, 9 and 11 and all other provisions of this Agreement that by their nature extend beyond the termination of this Agreement.

IN WITNESS WHEREOF, and intending to be legally bound, the Parties have duly executed this Agreement by their authorized representatives as of the date first written above.

Signed for and on behalf of
WiGL, Inc.

By:
NameDr. Ahmad Glover:
Title:
Email: dr.glover@wiglinc.com
Phone number:

Signed for and on behalf of
Guinn Partners LLC

By: Craig Nehrkorn Nov 5th 2020
Name: Craig Nehrkorn
Title: Product Development Lead
Email: craig@guinnpartners.com
Phone number: 512-740-3740

Awaiting funding to start.